UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2026

TerraCycle US Inc.
(Exact name of issuer as specified in its charter)

Delaware	82-2479091
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

121 New York Avenue
Trenton, New Jersey 08638
(Full mailing address of principal executive offices)

(609) 656-5100
(Issuer’s telephone number, including area code)

In this semi-annual report, “TerraCycle,” “we”, or “the Company” refers to TerraCycle US Inc. and its consolidated subsidiaries. The term “parent,” “TCI Parent”, “TCI” or “parent company” refers to our parent company, TerraCycle, Inc. The company’s website is not incorporated into this report.

Unless otherwise indicated, amounts related to the Company’s consolidated financial statements and information derived from them in this report are in thousands.

On September 4, 2025, the Company effectuated a 100-for-1 stock split; all the share numbers in this report are on a post-split basis.

This report may contain forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations for the six-month period ended June 30, 2026 and the six-month period ended June 30, 2025 should be read in conjunction with our unaudited consolidated financial statements and the related notes included in this semi-annual report. The consolidated financial statements included in this semi-annual report are those of TerraCycle US Inc. and represent our entire operation. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview and Recent Events

TerraCycle US Inc. was incorporated in Delaware in August 2017 by our parent company, TerraCycle, Inc. The consolidated financial statements include the accounts of TerraCycle US, LLC and its wholly owned domestic operating subsidiaries, TerraCycle Regulated Waste, LLC, Complete Recycling Solutions, LLC, North Coast Services, LLC and NLR, Inc. (“NLR”) (formerly Northeast Lamp Recycling).

On September 4, 2025, the Company filed a certificate of amendment with the Delaware Division of Corporations to effectuate a 100:1 stock split. All share and per share amounts are presented on a post-split basis.

Our business focuses on helping companies and consumers find a solution to collect and recycle many kinds of waste that are not commonly recycled. We provide premium recycling services to manufacturers, or what we refer to as “brands”, retailers, organizations and consumers who pay us to recycle a product and/or package they manufactured or used.

We conduct our business exclusively through our operating subsidiaries. We conduct our business operations in three categories of principal products and services that we refer to as Programs, Direct and Commercial.

“Programs” include the designs and administration of turnkey programs that bring manufacturers or brands and consumers together to recycle certain categories of products and/or packaging that the manufacturers produce, and the consumers used. These programs are sponsored and funded by manufacturers or brands.

“Direct” includes the recycling services we offer direct to customers through e-commerce platforms. Through this service, zero waste boxes are shipped to customers to be returned once filled with the applicable waste stream. These services are not sponsored by a manufacturer or brand but rather paid for by consumers or businesses.

“Commercial” includes the services we offer to businesses for the effective and compliant collection and processing of a wide range of waste streams in addition to regulated, universal and hazardous waste.

The Company continues to build out its Commercial services through the acquisition of companies specializing in universal waste. Most recently, on June 1 2026, the Company acquired 100% of NLR. is a full-service waste recycling company that specializes in lamp recycling, ballast disposal, battery recycling, e-waste, mercury devices, and regulated waste management. NLR is a Connecticut-based lamp and universal waste recycler, with service areas including nationwide mail back programs (for small volumes), and bulk pick-up services in Connecticut, New York, Massachusetts, Rhode Island, Vermont, and New Hampshire. NLR holds valid hazardous waste transport permits for these states, and operates out of two facilities in East Windsor, Connecticut. One of the buildings is a processing plant that we acquired from the landlord post acquisition.

Critical Accounting Policies and Estimates

The Company’s significant accounting policies were described in Note 2 of the audited consolidated financial statements included in the Company’s Annual Report on Form 1-K for the year ended December 31, 2025. There have been no material changes to any of the Company’s significant accounting policies contained therein.

Operating Results

The following tables and discussion should be read in conjunction with the information contained in our historical consolidated financial statements and the notes thereto included elsewhere in this filing.

Our summary of operating results for the six months ended June 30, 2026 and 2025 are as follows:

	(In thousands)
	Six Months Ended June 30,		Change
	2026	2025	$	%
Net Sales	$21,956	$22,912	$(956)	(4)%
Cost of sales	11,982	12,864	(882)	(7)
Gross profit	9,974	10,048	(74)	(1)
Operating expenses
Selling, general and administrative expenses	8,366	7,879	487	6
Foreign currency exchange	1	1	-	-
Income from operations	1,607	2,168	(561)	(26)
Other (income) expenses:
Interest income	(161)	(187)	26	(14)
Interest expense	121	160	(39)	(24)
Other expense	-	440	(440)	(100)
Total other (income) expenses	(40)	413	(453)	(110)
Income before provision for income taxes	1,647	1,755	(108)	(6)
Provision for income taxes	438	474	(36)	(8)
Net income	$1,209	$1,281	$(72)	(6)%

Net Sales

For the six months ended June 30, 2026, our consolidated net sales decreased by $956 or 4%, to $21,956, compared to $22,912, in the six months ended June 30, 2025. The decrease is due to decline in our Programs    category as a result of global reduction in customer spending with us due to current macro economic and geo-political reductions in sustainability efforts partially offset by organic and inorganic growth in Commercial related with the NLR acquisition and bulk hard to recycle business opportunities.

Gross profit and margin

Gross profit was $9,974 for the six months ended June 30, 2026, a decreas of $74, or 1%, compared to $10,048 in the prior year driven by the decrease in sales. Gross margin for the six months ended June 30, 2026 was 45% compared to 44% in the prior year.

Selling, general and administrative expenses

Selling, general and administrative expenses of $8,366 for the six months ended June 30, 2026 represented an increase of $487 or 6%, compared to the prior year. This increase was driven primarily by the incremental expenses relating to the acquisition of NLR.

Other (income) expenses

Other income for the six months ended June 30, 2026, was $40 compared to other expense of $413 in the prior year. The change of $453 was primarily due to a one-time legal settlement that resulted in a contingent loss expense whereas no such charge was recorded during the six months ended June 30, 2026.

Provision for income taxes

The income tax provision decreased to approximately $438 for the six months ended June 30, 2026, compared to $474 for the same period in the prior year, primarily due to lower pre-tax income.

Net income

Net income decreased to approximately $1,209 for the six months ended June 30, 2026, compared to $1,281 for the same period in the prior year, a decrease of $72.

Liquidity and Capital Resources

Cash Flow

Operating Activities

Net cash provided by operating activities was approximately $2,508 for the six months ended June 30, 2026, compared to net cash used of $294 for the same period in the prior year, primarily due to favorable changes in working capital primarily relating to the timing of collections of accounts receivable

Investing Activities

Net cash used in investing activities was approximately $3,944 for the six months ended June 30, 2026, compared to $285 for the same period in 2025, primarily due to the acquisition of NLR and the purchase of the NLR waste processing plant building.

Financing Activities

Net cash provided by financing activities was approximately $2,382 for the six months ended June 30, 2026, compared to net cash used of $508 for the same period in 2025, reflecting $6,518 of cash received from the sale of our class B preferred stock less $1,056 of issuance cost, offset by dividend payments of $2,893 to common and preferred stockholders.

Capital Resources

Management believes that the Company’s existing cash balances of $7,131 at June 30, 2026, along with cash expected to be generated from future operations as well as access to the $5,000 line of credit, will be sufficient to fund activities for the foreseeable future.

During the year ended December 31, 2025, the Company offered and sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933. The subscription agreements for all shares sold were all signed in 2025; however, due to administrative processing the shares were recorded with the transfer agent and recognized as issued in the first quarter of 2026.

The Company raised gross proceeds of $4,856 from approximately 1,843 investors through the sale of 869,925 shares of Class B Preferred Stock at an average price of $5.58 per share. The applicable shares were not issued at December 31, 2025. Accordingly, proceeds were recorded within other short-term liability in the Consolidated Balance Sheet. As of December 31, 2025, the Company had cash receivable from the offering of $1,457 and incurred offering cost of $1,373 reflected in Other current assets of the Consolidated Balance Sheet.

On March 30, 2026, the Securities and Exchange Commission qualified the Company’s offering statement on Form 1-A pursuant to Regulation A. Under this offering, the Company is selling Class B Preferred stock for an aggregate offering of approximately $68,500. The Company intends to use the net proceeds from this offering primarily to finance its growth through acquisition in its Commercial department.

As of June 30, 2026, the Company raised gross proceeds of $5,061 from approximately 2,039 investors through the sale of 826,759 shares of Class B Preferred Stock at an average price of $6.98 per share. The applicable shares were not issued at June 30, 2026. Accordingly, proceeds were recorded within other short-term liability in the Consolidated Balance Sheet. As of June 30, 2026, the Company had incurred offering cost of $1,056 reflected in Other current assets of the Consolidated Balance Sheet.

Line of Credit

On August 15, 2024, the Company entered into a Business Loan Agreement (“Line of Credit”) with Citibank N.A. This agreement provides for an up to $5,000 on demand revolving credit facility to finance ongoing working capital needs. Borrowings on the Line of Credit are secured by the assets of the Company. The Line of Credit requires the Company to comply with two financial covenant requirements: a minimum income and cash flow debt service coverage ratio of no less than 1.250 to 1.000 and a tangible net worth leverage ratio of not more than 3.000 to 1.000, or three times. Borrowings on the Line of Credit will bear interest at a variable rate subject to change from time to time based on changes in an independent index equal to the Adjusted Term Secured Overnight Financing Rate (“SOFR”). Adjusted Term SOFR means the rate per annum equal to Term SOFR for an interest period of one month’s duration plus 0.11448% (11.448 basis points) (the “Index”). If Adjusted Term SOFR at any time is less than 0.50%, Adjusted Term SOFR shall at such tines be deemed to be 0.50% (the “Floor”). As of June 30, 2026, the Company had no outstanding balance on the Line of Credit.

Commitments

On May 26, 2016, TerraCycle US, LLC entered into a mortgage note payable with Bank of America Merrill Lynch related to the purchase of additional office space for the building located on 21 Hillside Avenue in Trenton, New Jersey. The principal amount of that loan was $300 and is subject to annual interest at 4.50%. The mortgage note is secured by the building and matures on May 25, 2031. The amount outstanding under the mortgage note payable was approximately $122 and $133 at June 30, 2026 and December 31, 2025, respectively.

On December 14, 2022, our subsidiary, TerraCycle US, LLC, acquired a property at 401 South Highland Avenue, Aurora, Illinois (“the Chicago Property”) for total purchase price of $5,700. In connection with this purchase, TerraCycle US, LLC entered into a financing arrangement with Citibank, N.A. (“Citibank”) with a principal amount of the loan at $4,560 with an annual interest rate of 5.21%. Monthly payments of $31 will be paid for 119 months until a final balloon payment of $2,899 becomes due December 14, 2032. In the event of prepayment, TerraCycle US, LLC will be required to pay liquidated damages with respect to interest shortfalls, including prepayment as a result of acceleration of the debt. In addition to a security interest in the Chicago Property, Citibank has a security interest in a TerraCycle US, LLC deposit account established with Citibank having a minimum balance of $100 and a security interest in all rents paid to TerraCycle US, LLC. We also have guaranteed the debt undertaken by TerraCycle US, LLC in the amount of $5,000 in principal plus interest, legal and remedial costs and expenses. The amount outstanding under the note payable was approximately $4,064 and $4,141 at June 30, 2026 and December 31, 2025, respectively.

On a regular basis, the Company enters various transactions with TCI (its parent) and subsidiaries of TCI. The most material activities occur with TCI and include a quarterly entrepreneur allocation fee charge from TCI, as well as the Company funding TCI with cash to cover such items as payroll. On June 30, 2026 and December 31, 2025, the Company had a net related party receivable from TCI in the amount of $3,955 and $3,787, respectively. On June 30, 2026 and December 31, 2025 the Company had a net related party receivable from other subsidiaries of TCI in the amount of $283 and $209, respectively, and a net related party payable to other subsidiaries of TCI in the amount of $1,089 and $983, respectively.

The Company entered into a term loan agreement with TCI on July 1, 2019, as amended, under which TCI may borrow up to $10 million from the Company. Under the terms of the agreement, TCI will pay interest on a quarterly basis at a rate of LIBOR (now SOFR) + 2.25 percent based on the average monthly balance for each preceding quarter. The unpaid principal balance together with any unpaid accrued interest and other unpaid charges or fees shall be due and payable at the end of the term, January 1, 2028. The Company may decline to advance funds under this agreement in the event of a default, which would constitute a failure to pay interest when due, failure to pay principal within fifteen days of due date or in the event any representation or warranty by TCI in connection with this agreement was untrue in any material respect at the time it was made. The loan balance is included in the net related party receivable as stated above. As at June 30, 2026 and December 31, 2025, the balance of the Company’s loan to TCI pursuant to this agreement was $5,811 and $6,557, respectively.

The Company allocated $200 for the six months ended June 30, 2026 and 2025, respectively, of office and related expenses to TCI and related subsidiaries, which is recorded as a reduction in selling, general and administrative expenses in the consolidated statements of operations.

The Company contracts with various third-party properties for storage facilities on an as-needed basis. Storage facilities are on a month-to-month basis and not subject to lease agreements.

For details regarding the Company’s debt obligations and lease commitments, see Notes 8, 9 and 10 to the accompanying financial statements.

Trend Information

General Market Trends

•	We will continue to look for acquisitions in the universal waste industry that will become a larger part of our business.

•	We believe that the market for our products and services will improve if economic conditions in the United States remain consistent or improve.

•	Corporations are consistently integrating sustainability programs into their operations and marketing initiatives.

•	We have seen some regulatory reversal in some elements of sustainiability and this may negatively impact some of our products.

•	We have a Regulation A offering ongoing and will continue to sell securities of our company.

The Company is seeking new capital to provide the funding needed to continue acquiring other recycling companies, primarily in the Commercial area of our business, which includes Regulated Waste. See “Liquidity and Capital Resources - Capital Resources” above for more details on our Regulation A offering.

Item 2.

None.

Item 3.

TerraCycle US Inc.

Interim Consolidated Financial Statements (Unaudited)

Periods Ended June 30, 2026 and 2025

TerraCycle US Inc.

TerraCycle US Inc.

Consolidated Balance Sheets

(Unaudited)

(In $ thousands, except share data)

	June 30,	December 31,
	2026	2025
Assets
Current Assets
Cash	$7,131	$6,185
Accounts receivable, net	6,861	6,570
Related party receivable, net	3,955	3,787
Inventory, net	1,561	1,418
Assets held for sale	740	741
Prepaid expenses	4,458	3,654
Other current assets	1,069	3,200
Total current assets	25,775	25,555
Long term assets
Property, plant and equipment, net	11,210	10,212
Operating lease right-of-use assets	5,296	4,717
Goodwill	6,539	4,245
Intangible assets, net	5,454	5,709
Other assets	225	-
Total assets	$54,499	$50,438
Liabilities and Stockholders' Equity
Current liabilities
Current portion of long-term debt	$182	$178
Short-term operating lease liabilities	1,161	1,127
Accounts payable	2,493	1,503
Related party payables, net	806	774
Accrued redemption points	443	468
Accrued expenses and other current liabilities	1,355	961
Deferred tax liability	348	348
Deferred income	11,202	11,022
Other short-term liability	5,061	4,856
Total current liabilities	23,051	21,237
Long-term debt, net of current portion	4,004	4,096
Long-term operating lease liabilities	4,333	3,782
Total liabilities	31,388	29,115
Commitment and contingencies (note 10)
Stockholders' equity:
Common stock, par value $0.0001 per share, 80,113,400 shares authorized:
50,000,000 shares issued and outstanding at June 30, 2026 and December31, 2025;	5	5
Preferred stock, par value $0.0001 per share; 32,613,400 shares authorized:
Non-voting Class A - 20,113,400 shares authorized; 19,617,300 shares issued and outstanding at June 30, 2026 and December 31, 2025;
liquidation preference of $196 at June 30, 2026	2	2
Non-voting Class B - 10,000,000 shares authorized; 869,625 shares issued and outstanding at June 30, 2026 and December 31, 2025;
liquidation preference of $9 at June 30, 2026	-	-
Additional paid-in capital	22,215	18,744
Retained earnings	888	2,572
Total stockholders' equity	23,110	21,323
Total liabilities and stockholders' equity	$54,498	$50,438

See accompanying notes to consolidated financial statements.

TerraCycle US Inc.

Consolidated Statements of Operations

(Unaudited)

(In $ thousands)

	Six Months Ended	Six Months Ended
	June 30, 2026	June 30, 2025
Net sales	$21,956	$22,912
Cost of sales	11,982	12,864
Gross profit	9,974	10,048
Operating expenses
Selling, general and administrative expenses	8,366	7,879
Foreign currency exchange	1	1
Total operating expenses	8,367	7,880
Income from operations	1,607	2,168
Other (income) expenses:
Interest income	(161)	(187)
Interest expense	121	160
Other expense	-	440
Total other (income) expenses	(40)	413
Income before provision for income taxes	1,647	1,755
Provision for income taxes	438	474
Net income	$1,209	$1,281

See accompanying notes to consolidated financial statements.

TerraCycle US Inc.

Consolidated Statements of Equity

(Unaudited)

(In $ thousands)
	Common Stock		Preferred Stock		Additional Paid in	Retained	Total Stockholders'
	Amount	Shares	Amount	Shares	Capital	Earnings	Equity
Balance at January 1, 2025	$-	50,000,000	$-	19,617,300	$18,751	$94	$18,845
100:1 stock split	5		2		(7)
Dividend distribution	-	-	-	-	-	(424)	(424)
Net income	-	-	-	-	-	2,902	2,902
Balance at December 31, 2025	5	50,000,000	2	19,617,300	18,744	2,572	21,323
Issuance of Class B preferred stock	-	-	-	869,625	3,471	-	3,471
Dividend distribution	-	-	-	-	-	(2,893)	(2,893)
Net income	-	-	-	-	-	1,209	1,209
Balance at June 30, 2026	$5	50,000,000	$2	20,486,925	$22,215	$888	$23,110

See accompanying notes to consolidated financial statements.

TerraCycle US Inc.

Consolidated Statements of Cash Flows

(Unaudited)

(In $ thousands)
	Six Months Ended	Six Months Ended
	June 30, 2026	June 30, 2025
Cash flows from operating activities
Net income	$1,209	$1,281
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Amortization	255	271
Depreciation	261	261
Bad debts	(55)	(78)
Gain on disposal of property and equipment	(1)	(10)
Operating lease assets	522	492
Changes in operating assets and liabilities:
Accounts receivable, net	189	(1,158)
Related party receivables, net	(168)	(2,239)
Inventory, net	(64)	(171)
Prepaid expenses and other current assets	(573)	318
Accounts payable	945	113
Related party payables	32	98
Accrued redemption points	(25)	(6)
Accrued expenses and other current liabilities	318	391
Operating lease liabilities	(517)	(474)
Deferred income	180	617
Net cash provided by (used in) operating activities	2,508	(294)
Cash flows from investing activities
Purchase of property and equipment	(1,221)	(131)
Proceeds from sale of property and equipment	1	13
Purchase of leasehold improvements	(34)	(167)
Acquisition of business, net of cash acquired	(2,690)	-
Net cash used in investing activities	(3,944)	(285)
Cash flows from financing activities
Repayment of long-term debt	(88)	(83)
Letter of credit collateral	(100)	-
Proceeds from issuance of Class B preferred stock, net	5,463	-
Dividends paid	(2,893)	(425)
Net cash provided by (used in) financing activities	2,382	(508)
Net increase (decrease) in cash	946	(1,087)
Cash, beginning of year	6,185	4,337
Cash, end of year	$7,131	$3,250
Supplemental disclosure of cash flow data:
Interest paid	$111	$116
Cash paid for operating leases	$600	$569
Cash paid for income taxes	$423	$228

See accompanying notes to consolidated financial statements.

TerraCycle US Inc.

Notes to Consolidated Financial Statements

(Unaudited)

(Dollars in thousands, except share data)

Note 1 - Organization

TerraCycle US Inc. ("TCUSI") was incorporated on August 14, 2017 under the laws of the State of Delaware. At the same date, TerraCycle US LLC (“LLC”) which had been incorporated on September 16, 2013 under the laws of the State of Delaware, transferred 100% of its membership units to TCUSI, becoming a 100% owned operating subsidiary of TCUSI. LLC has four US operating subsidiaries that are also 100% wholly owned. As used herein, the "Company" refers to TCUSI and its subsidiaries. All the operating activities are conducted under LLC and subsidiaries, while TCUSI has only holding company activities. The consolidated financial statements represent operations for the six months ended June 30, 2026 and 2025

The Company is a subsidiary of TerraCycle, Inc. (“TCI” or “Parent Company”). The accompanying consolidated financial statements include allocations of certain corporate overhead costs incurred by TCI. These allocations are charged through a global management fee and are intended to reflect the Company’s share of costs associated with centralized functions. Management believes the methodology used results in a reasonable allocation of such costs; however, the amount allocated is not necessarily indicative of the costs that would have been incurred if the Company operated on a stand-alone basis.

The Company designs and manages programs to collect a wide range of non-recyclable waste materials for recycling or repurposing. Such materials are either sold as is, processed into a form which can be used by a manufacturer, or in some cases, manufactured into an eco-friendly product, which is sold directly to consumers.

Effective for the year ended December 31, 2025, the Company updated its allocation methodology to incorporate additional factors intended to better align allocations with the Company’s functional profile. Specifically, the enhanced methodology includes (i) an entrepreneur allocation to reflect strategic and operational responsibilities assumed by the Company, and (ii) a limited-risk distributor allocation to reflect the Company’s role in certain distribution activities.

Note 2 - Summary of Significant Accounting Policies

The Company’s significant accounting policies were described in Note 2 to the audited consolidated financial statements included in the Company’s Annual Report on Form 1-K for the year ended December 31, 2025. There have been no significant changes in the Company’s accounting policies during the six months ended June 30, 2026.

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”) to enhance the transparency and decision usefulness of income tax disclosures. The amendments in ASU 2023-09 apply to all entities that are subject to Topic 740, Income Taxes with certain amendments only applicable to public business entities. The amendments in ASU 2023-09 are effective for annual periods beginning after December 15, 2024. The Company adopted ASU 2023-09 on January 1, 2025, under the retrospective method and the adoption of this guidance did not have an effect on our financial position, results of operations or cash flows as the adoption only resulted in additional disclosures. For further information on the additional disclosures, refer to Note 12-Income taxes.

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses to improve the disclosures about a public business entity’s expense in commonly presented expense captions. The amendments in this Update apply to all public business entities and effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of adopting the standard on its consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments – Credit Losses. ASU 2025-05 introduces a practical expedient related to applying ASC 326-20 to current accounts receivable and contract assets. Early adoption is permitted, and the guidance will be applied on a prospective basis. The is effective for annual periods beginning after December 15, 2025, and interim periods within those annual periods. The Company does not believe its adoption will significantly impact the consolidated financial statements.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements. ASU 2025-12 makes incremental improvements to the ASC and U.S. GAAP. Early adoption is permitted and the guidance may be applied either prospectively or retrospectively to the beginning of the earliest comparative period presented. The guidance is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual periods. The Company is currently in the process of evaluating the impact of this guidance.

TerraCycle US Inc.

Notes to Consolidated Financial Statements

(Unaudited)

(Dollars in thousands, except share data)

Note 3 – Acquisition

For acquisitions, the Company allocates the purchase price to assets acquired and liabilities assumed as of the date of acquisition based on the estimated fair values at the date of acquisition. The excess of the fair value of the purchase consideration over the fair values of the identifiable assets and liabilities is recorded as goodwill. Management makes significant estimates and assumptions when determining the fair value of assets acquired and liabilities assumed. These estimates include, but are not limited to, discount rates, projected future net sales, projected future expected cash flows, useful lives, attrition rates, royalty rates and growth rates. These measures are based on significant Level 3 inputs not observable in the market.

2026 Acquisition

On June 1, 2026, the Company acquired 100% of the securities of NLR, Inc. (“NLR”) for a total Purchase Price of $2,690, net of cash acquired. NLR is a full-service universal waste recycling company serving businesses across the Northeastearn parts of the United States.

The acquisition is accounted for in accordance with FASB ASC Topic 805, Business Combinations (“ASC 805”). Under ASC 805, the aggregate amount of consideration paid by the Company is allocated to net tangible assets and intangible assets based on their estimated fair values as of the acquisition date and consolidated with those of the Company. The Company considers the distribution network, operating cash flows, and future expected revenue and earnings to be generated when determining the purchase price of the acquisition. The Company retained an independent third-party appraiser to assist management in its valuation of the acquisition.

The Company believes that the information gathered to date provides a reasonable basis for the valuation of the fair value of assets acquired and liabilities assumed but the purchase price allocation for this acquisition is preliminary. The Company has recorded preliminary estimates for the acquisition and will record adjustments, if any, to the preliminary amounts upon finalization of the valuation. The Company expects to complete the purchase price allocation as soon as practicable but no later than one year from the acquisition date.

The following table summarizes the purchase price allocation based on the fair values of the assets acquired and liabilities assumed at the date of acquisition.

NLR Acquisition
Cash consideration	$2,750
Total purchase price	$2,750
Asset acquired:
Cash	$60
Accounts receivable	424
Inventory	79
Prepaid expenses	9
Fixed assets	5
Operating lease asset	1,012
Goodwill	2,294
Total assets	3,883
Less liabilities assumed:
Accounts payable	(46)
Short-term operating lease liability	(275)
Other current liability	(75)
Long-term operating lease liability	(737)
Total liabilities	(1,133)

Net assets acquired	$2,750

The acquisition resulted in the recognition of goodwill in the Company’s consolidated financial statements because the purchase price exceeded the net tangible asset value and reflects the future earnings and cash flow potential of the acquired business. Goodwill from the acquisition is deductible for tax purposes.

Note 4- Inventory

Inventory consists of the following:

	June 30, 2026	December 31, 2025
Raw Materials	$1,502	$1,377
Finished Goods	227	224
	1,729	1,601
Less, reserve for obsolete inventory	(168)	(183)
Inventory, net	$1,561	$1,418

Note 5 - Property and Equipment

Property and equipment, net consists of the following as of June 30, 2026 and December 31, 2025:

	Estimated	June 30,	December 31,
	Useful lives	2026	2025
Land		$32	$32
Vehicles	5 years	320	320
Machinery and equipment	7 years	1,823	942
Buildings and improvements	39 years	11,815	10,565
Computer equipment	3 years	79	79
Furniture and fixtures	7 years	46	46
		14,115	11,984
Less accumulated depreciation		(2,905)	(1,772)
Property and equipment, net		$11,210	$10,212

For the six months ended June 30, 2026 and 2025, depreciation expense amounted to approximately $261.

Note 6 – Goodwill and Intangible Assets

The following table sets forth the changes in the carrying amount of Goodwill for the six months ended June 30, 2026:

Consolidated
Balance as of December 31, 2025	$4,245
Acquisition	2,294
Balance as of June 30, 2026	$6,539

Intangible assets represent the value assigned to patents and trademarks, customer relationships and certifications and permits. These intangibles are being amortized on a straight-line basis and consist of the following:

	Estimated	June 30,	December 31,
	Useful lives	2026	2025
Patents and trademarks	15 years	$1,557	$1,557
Certification and permits	15 years	1,472	1,472
Customer relationships	15 years	4,406	4,406
Other intangibles	5 years	79	79
		7,514	7,514
Less accumulated amortization		(2,060)	(1,805)
Intangible assets, net		$5,454	$5,709

Amortization expense for the six months ended June 30, 2026 and 2025 was approximately $255 and $271, respectively.

TerraCycle US Inc.

Notes to Consolidated Financial Statements

(Unaudited)

(Dollars in thousands, except share data)

Note 7 - Related Party Transactions

On a regular basis, the Company enters various transactions with its parent (TCI) and subsidiaries of TCI. The most material activities occur with TCI and include a quarterly management fee charge from TCI to the Company, a tax sharing agreement between TCI and the Company, as well as funding TCI to cover items, such as payroll.

On June 30, 2026 and December 31, 2025, the Company has a net related party short term receivable from TCI in the amount of $3,955 and $3,787, respectively. On June 30, 2026 and December 31, 2025 the Company has a net related party receivable from other subsidiaries of the parent company in the amount of $283 and $209, respectively, and has a net related party payable to other subsidiaries of the parent company in the amount of $1,089 and $983, respectively.

For the six months ended June 30, 2025, the Company charged $200 of office and related expenses to TCI, which is recorded as a reduction in selling, general and administrative expenses in the consolidated statements of operations.

Note 8 – Line of Credit

On August 15, 2024, the Company entered into a Business Loan Agreement (“Line of Credit”) with Citibank N.A. This agreement provides for an up to $5,000 on demand revolving credit facility to finance ongoing working capital needs. Borrowings on the line of credit are secured by the assets of the Company. The Line of Credit requires the Company to comply with two financial covenant requirements. A minimum income and cash flow requirement debt service coverage ratio and tangible net worth requirement leverage ratio. Borrowings on the line of credit will bear interest at a variable rate subject to change from time to time based on changes in an independent index equal to the Adjusted Term Secured Overnight Financing Rate (“SOFR”). This is the rate per annum equal to Term SOFR for an interest period of one month’s duration plus 0.11448% (11.448 basis point). If Adjusted Term SOFR at any time is less than 0.50%, Adjusted Term SOFR shall at such time be deemed to be 0.50%.

As of June 30, 2026 and December 31, 2025, the Company had no outstanding balance on the Line of Credit.

Note 9 - Debt Obligations

On May 26, 2016, the Company entered a mortgage note payable with Bank of America Merrill Lynch. The mortgage is secured by the building located on Hillside Avenue in Trenton, NJ. The mortgage note matures on May 25, 2031 and is payable in monthly installments of $2, which includes principal plus interest at 4.50%. The amount outstanding under the mortgage note payable was $122 and $133 at June 30, 2026 and December 31, 2025, respectively.

On December 14, 2022, the Company secured a mortgage note payable with Citibank, N.A. The note matures on December 14, 2032 and is payable in monthly installments of $31, which includes principal plus interest at 5.21%, and a balloon payment of $2,899 due on December 14, 2032. The note payable is collateralized by the building. The amount outstanding under the note payable was $4,064 and $4,141 at June 30, 2026 and December 31, 2025, respectively.

TerraCycle US Inc.

Notes to Consolidated Financial Statements

(Unaudited)

(Dollars in thousands, except share data)

Estimated future annual maturities of debt, excluding capital lease obligations, as of June 30, 2026 are as follows:

Amount
2026 (excluding the six months ended June 30, 2026)	$90
2027	187
2028	197
2029	207
2030	218
Thereafter	3,287
Total	$4,186

Note 10 - Commitments and Contingencies

Leases

Under ASU Topic 842, Leases, the Company determined if an arrangement is a lease at inception. Right-of-use (“ROU”) assets and lease liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of the Company’s leases do not provide an implicit rate, the Company utilizes a risk-free discount rate based on the information available at commencement date in determining the present value of lease payments. The ROU assets also include any lease payments made prior to commencement and is recorded net of any lease incentives received and net of the deferred rent balance on the date of implementation. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that it will exercise such options.

The Company leases office spaces, equipment and various properties for storage facilities. Many of the Company’s operating leases include one or more options to renew at the Company’s sole discretion. The lease renewal option terms are generally for 12 months after the end of the original lease term. The determination of whether to include any renewal options in the lease term is made by the Company at lease inception when establishing the term of the lease. Leases with an initial term of 12 months or less are not recorded in the consolidated balance sheet as of June 30, 2026 and December 31, 2025.

Lease expense for operating leases is recognized on a straight-line basis over the lease term from the lease commencement date through the scheduled expiration date. Short-term lease expenses are leases with an initial term of 12 months or less not capitalized by the Company. Variable costs include certain lease arrangements that require periodic increases in the Company’s base rent that may be subject to certain economic indexes, among other items. In addition, variable costs include a portion of the lease arrangement where the Company pays property taxes, utilities and other costs related to several of its leased office facilities that fluctuate based on the actual amounts incurred by the Company’s lessor. In December of 2023, the Company entered into a contract to sublease its TCRW facility for the remainder of its lease term ending May 31, 2027.

Lease expense included in the consolidated statements of operations for the six months ended June 30, 2026 and 2025 is shown below:

	June 30, 2026	June 30, 2025
Operating lease expense	$605	$587
Short-term lease expense	38	187
Variable lease cost	426	280
Sublease rental income	(234)	(221)
Total lease expense	$835	$833

TerraCycle US Inc.

Notes to Consolidated Financial Statements

(Unaudited)

(Dollars in thousands, except share data)

The following is a schedule, by years of maturities of lease liabilities as of June 30, 2026:

Total Operating Lease Payments
2026 (excluding the six months ended June 30, 2026)	$688
2027	1,118
2028	928
2029	707
2030	654
Thereafter	2,152
Total minimum lease payments	$6,247
Less amount representing imputed interest	(753)
Present value of lease obligations	$5,494

Weighted average remaining lease term (years)	2.7
Weighted average discount rate	3.80%

Litigation

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows.

Note 11 – Stockholders’ Equity

Voting Rights

The holders of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders. The holders of Non-Voting Class A Preferred Stock (“Class A Preferred Stock”) and Non-Voting Class B Preferred Stock (“Class B Preferred Stock”) do not hold any voting rights.

Dividends

The Company must declare dividends in accordance with its Certificate of Incorporation, as amended. The Company must declare a dividend for the holders of Class A Preferred Stock (to be distributed pro rata) in an amount obtained by taking the total number of shares of Class A Preferred Stock divided by the total number of shares Common Stock plus Preferred Stock outstanding as of the applicable record date as a percentage that is then multiplied by minimum of 50% of the Corporation’s after-tax profits earned in such prior fiscal year (the “Class A Dividend”). The Company, may also, but shall not be required to, declare a dividend on the Common Stock and any other class of Stock, provided, however, that the Company shall not declare any dividend on shares of Common Stock unless (i) the holders of Class B Preferred Stock shall first receive a dividend in an amount equal to or greater than such dividend declared on each share of Common Stock and (ii) in the event that the dividend declared on each share of Common Stock is greater than the Class A Dividend, the holders of Class A Preferred Stock receive an additional dividend such that the total dividend received by the holders of Class A Preferred Stock is equal to the dividend received by the holders of Class B Preferred Stock and the holders of Common Stock, in each case on a per-share basis.

Liquidation Preference

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Class A Preferred Stock and Class B Preferred Stock are entitled to receive $0.01 per share from the assets of the Company available for distribution to its stockholders before any payment of such amount to the holders of Common Stock.

Repurchase Option

The Company has an irrevocable option to repurchase any or all shares of Class A Preferred Stock and Class B Preferred Stock under defined circumstances following 18 months of issuance at a price equal to the greater of the original issue price plus any declared but unpaid dividends or the fair market value as defined. The Class A Preferred Stock and Class B Preferred Stock have a liquidation preference of $0.01 per share.

Conversion

Upon the closing of the sale of shares of Common Stock to the public in a public offering, each outstanding share of Class A Preferred Stock and Class B Preferred Stock shall automatically be converted into one share of Common stock, and such share may not be reissued by the Company.

Stock Split

On August 18, 2025, the Company’s board of directors approved a 1 to 100 stock split of its issued and outstanding Common and Preferred stock. The stock split was made effective by amendment to the Company’s Certificate of Incorporation on September 4, 2025, by increasing the number of issued and outstanding shares without a corresponding change in the par value per share. As a result, $5 and $2 was reclassified from additional paid-in capital to Common Stock and Class A Preferred Stock, respectively during the year ended December 31, 2025. As part of the amendment, the number of authorized shares of Common stock was revised to 150,000,000, and the number of authorized shares of Preferred stock was revised to 50,000,000. All issued and outstanding Common and Preferred stock and per share amounts contained in the consolidated financial statements have been retrospectively adjusted to give effect to the stock split for all periods presented. The stock split had no impact on total stockholders’ equity.

Note 12 – Regulation Crowdfunding Offering

During the year ended December 31, 2025, the Company offered and sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933. The subscription agreements for all shares sold were all signed in 2025; however, due to administrative processing the shares were recorded with the transfer agent and recognized as issued in the first quarter of 2026.

The Company raised gross proceeds of $4,856 from approximately 1,843 investors through the sale of 869,925 shares of Class B Preferred Stock at an average price of $5.58 per share. The applicable shares were not issued at December 31, 2025. Accordingly, proceeds were recorded within other short-term liability in the Consolidated Balance Sheet. As of December 31, 2025, the Company had cash receivable from the offering of $1,457 and incurred offering cost of $1,373 reflected in Other current assets of the Consolidated Balance Sheet.

Note 13 – Regulation A+ Capital Raise

On March 30, 2026, the Securities and Exchange Commission qualified the Company’s offering statement on Form 1-A pursuant to Regulation A. Under this offering, the Company is selling Class B Preferred stock for an aggregate offering of approximately $68,500. The Company intends to use the net proceeds from this offering primarily to finance its growth through acquisition in its Commercial department.

As of June 30, 2026, the Company raised gross proceeds of $5,061 from approximately 2,039 investors through the sale of 826,759 shares of Class B Preferred Stock at an average price of $6.98 per share. The applicable shares were not issued at June 30, 2026. Accordingly, proceeds were recorded within other short-term liability in the Consolidated Balance Sheet. As of June 30, 2026, the Company had incurred offering cost of $1,056 reflected in Other current assets of the Consolidated Balance Sheet.

Note 14 - Segments

The Company defines its segments as those operations that engage in business activities from which it may recognize revenue and incur expenses, whose results the Chief Executive Officer who is also the Chief Operating Decision Maker (“CODM”) regularly reviews to analyze performance and allocate resources and for which discrete financial information is available. Our CODM does not evaluate the operating segment using asset or liability information. Consolidated net income is the measure of segment profit used by the CODM in making decisions regarding resource allocation and assessing performance, which is also reported on the consolidated statements of operations. The CODM relies on consolidated net income in making decisions regarding resource allocation and evaluating financial performance.

TerraCycle US Inc.

Notes to Consolidated Financial Statements

(Unaudited)

(Dollars in thousands, except share data)

The CODM does not review expense items at a level lower than the consolidated level. Information for the Company’s reportable segment, including the reconciliation to income before income taxes, is provided in the following table for the six months ending June 30, 2026 and 2025:

	Six Months Ended June 30, 2026	Six Months Ended June 30, 2025
TCUSI Sales	$21,956	$22,912
Less:
Cost of sales	11,766	12,651
Segment gross profit	10,190	10,261
Less:
Selling, general and administrative expenses	3,489	4,120
Depreciation and amortization	517	532
Other segment items	4,537	3,854
Income before income taxes(1)	$1,647	$1,755

(1)	Other segment items include certain operating expenses that are not regularly provided to the CODM and that are identifiable with that segment, including interest expense and intercompany transactions.

Item 4. Exhibits

The  documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit No.	Title of Document	Form	File No.	Exhibit	Filing Date / Date of Qualification (as applicable)	Filed Herewith
2.1	Certificate of Incorporation	1-A	024-10734	2.1	January 10, 2018
2.2	Bylaws	1-A	024-10734	2.2	January 10, 2018
2.3	Certificate of Amendment to Certificate of Incorporation	1-U	24R-00143	2.3	October 14, 2025
2.4	Second Certificate of Amendment of Certificate of Incorporation	1-U	24R-00143	2.4	March 3, 2026
6.1	License, Royalty and Reimbursement Agreement	1-K	24R-00143	6.1	April 30, 2025
6.2	Rental Agreements	1-A	024-10734	6.2	January 10, 2018
6.3	GRN Movement Agreement	1-K	24R-00143	6.3	May 2, 2022
6.4	Term Loan Agreement	1-SA	24R-00143	6.4	September 27, 2022
6.5	Amendment to Term Loan Agreement	1-SA	24R-00143	6.5	September 27, 2022
6.6	HBS Agreement (4)*	1-K	24R-00143	6.6	May 1, 2023
6.7	Purchase and Sale Agreement*	1-K	24R-00143	6.7	May 1, 2023
6.8	First Amendment to Purchase and Sale Agreement	1-K	24R-00143	6.8	May 1, 2023
6.9	Second Amendment to Purchase and Sale Agreement	1-K	24R-00143	6.9	May 1, 2023
6.10	Third Amendment to Purchase and Sale Agreement	1-K	24R-00143	6.10	May 1, 2023
6.11	Guaranty and Pledge Agreement	1-K	24R-00143	6.11	May 1, 2023
6.12	Independent Contractor Agreement^	1-SA	24R-00143	6.12	September 26, 2024
6.13	Grant of Restricted Stock Units	1-SA	24R-00143	6.13	September 26, 2024
6.14	Intercompany License and Overhead Allocation Agreement	1-A	024-12710	6.14	March 30, 2026
6.15	Employment Agreement (Elsisi)	1-U	24R-00143	6.14	March 3, 2026
6.16	Purchase Agreement (NLR, Inc)*	1-U	24R-00143	6.16	June 10, 2026
6.17	Real Estate Purchase Agreement*	1-U	24R-00143	6.17	June 10, 2026

*In accordance with Part III – Item 17 (6) of Form 1-A, the Company has excluded schedules and similar attachments.

^Portions of this exhibit have been omitted pursuant to the instuctions to Item 17 of Form 1-A.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TerraCycle US Inc.

By:	/s/ Tom Szaky
Tom Szaky
Chief Executive Officer
Date: September 18, 2026

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/	Tom Szaky
Chief Executive Officer
September 18, 2026

/s/	Rami Elsisi
Chief Financial Officer (Chief Accounting Officer)
September 18, 2026